UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit No.	Description	Page No.
99.1	News Release dated January 22, 2004	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: January 22, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

News Release

For Immediate Release

IPSCO ANNOUNCES ORGANIZATIONAL CHANGE

[Lisle, Illinois] [January 22, 2004] -- IPSCO Inc. (NYSE/TSX: IPS) announced today the appointment of John Tulloch to the position of Executive Vice President - Steel and Chief Commercial Officer. This appointment is effective immediately. In his expanded role, Mr. Tulloch will take on responsibility for all steel products operating and commercial activities, while continuing with his current corporate commercial responsibilities.

Mr. Tulloch joined IPSCO in 1977, was appointed a Vice President of the Company in 1985, and has fulfilled a series of senior roles in the Company's steel and tubular businesses and at a corporate level.  "John's familiarity in both operations and the commercial components of our Corporation will ensure consistent and continued strategic development of the Company," said David Sutherland, IPSCO's President and Chief Executive Officer. "In this new role, he will lead the effort to intensify the focus on critical performance issues within the business model that we have today, while moving forward in adding to existing business capability," Sutherland added.

Mr. Tulloch will continue to work out of the Company's Headquarters in Lisle, Illinois.

IPSCO operates steel mills at three locations and further offers a wide range of high strength steel and pipe products at its various pipemaking and coil processing facilities throughout Canada and the United States. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company is publicly traded being listed on the New York and Toronto Stock Exchanges.

For further information on IPSCO, please visit the company's web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward looking statements due to numerous factors, including potential markets and demand for the materials produced, and production levels. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission, including those on IPSCO's Annual Report for 2002

Company Contact:

Kelly Brossart, Corporate Communications

Tel. 306-924-7475

Release #04-02

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